SUBVERSE INC.

GAAP FINANCIAL STATEMENTS
(unaudited)

For the year ended
December 31, 2020

SUBVERSE INC.
TABLE OF CONTENTS


SUBVERSE INC.
BALANCE SHEET
(UNAUDITED)


	December 31, 2020	December 31, 2019
Assets		
Current assets:		
Cash	$ 158,943	$ 992,370
Total current assets	158,943	992,370
Property and equipment, net	60,820	7,763
Other assets	3,100	-
Total assets	$ 222,863	$ 1,000,133
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 4,754	$ 52
Note payable - current	11,807	-
Total current liabilities	16,561	52
SAFEs (Series CF & Series Reg D)	1,130,671	1,130,671
Total liabilities	1,147,232	1,130,723
Stockholders' Equity:		
Common stock (10,000 shs authorized/issued; $.01 par value)	100	100
Additional paid-in capital	150	150
Accumulated deficit	(924,619)	(130,840)
Total stockholders' equity	(924,369)	(130,590)
Total liabilities and stockholders' equity	$ 222,863	$ 1,000,133

SUBVERSE INC.
STATEMENT OF OPERATIONS
(UNAUDITED)

	For the Year Ended Dec 31, 2020
Revenues	$ 20,979
Cost of revenues	-
Gross profit	20,979
Operating Expenses:	
General and administrative	100,891
Sales and marketing	405
Production and development	706,382
Total operating expenses	807,678
Operating loss	(786,699)
Other (income) expense :	
Other expense	7,081
Total other (income) expense	7,081
Income (loss) before provision for income taxes	(793,780)
Provision for income taxes	-
Net loss	$ (793,780)

SUBVERSE INC.
STATEMENT OF CASH FLOWS
(UNAUDITED)

		For the Year Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(793,779)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		(53,057)
Changes in operating assets and liabilities:		
Accounts payable		4,702
Net cash used in operating activities		(842,134)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Deposits and other		(3,100)
Net cash used in investing activities		(3,100)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds SBA PPP Loan		11,807
Net cash provided by financing activities		11,807
Increase (decrease) in cash and cash equivalents		(833,427)
Cash and cash equivalents, beginning of year		992,370
Cash and cash equivalents, end of year	$	158,943

See basis of presentation and disclaimer on page 6

SUBVERSE INC.
DISCLAIMER
(UNAUDITED)

BASIS OF PRESENTATION AND DISCLAIMER

Contained within, are the financial statements of Subverse Inc. (the "Company") for the periods indicated.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") to the best of Management's knowledge. Financial information presented has not been audited, reviewed, compiled, or otherwise gone through any form of attestation services to validate the information or transactions, and accordingly we do not express an opinion, a conclusion, nor provide any assurance on them. The financial information is the responsibility of Management. This document is primarily for review of Management and current investors of the Company but may be used by the Management for information purposes with other parties.

The financial information included in this document may be subject to change based on additional information provided in future months and evaluation of estimates. In addition, if the financial information were audited, reviewed, or went through any form of attestation process, it is reasonably possible that the financial information would differ.